

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 23, 2016

VIA E-mail
Mr. Daniel Spiegelman
Chief Financial Officer
Biomarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

> **Re: Biomarin Pharmaceuticals Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 0-26727**

Dear Mr. Spiegelman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
(3) Summary of Significant Accounting Policies
Revenue Recognition
Net Product Revenues, page F-11

1. You state on page F-13 that due to the significant role you play in the operations of Aldurazyme and Kuvan, you elected not to classify the Aldurazyme and Kuvan royalties earned as royalty, license and other revenues and instead include them as a component of net product revenues. Please provide us a detailed analysis with reference to the authoritative literature to which you rely as to why classification of royalties earned as net product revenues is appropriate, excluding the portion attributed to product transfer revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountant Mary Mast at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance